JABIL CIRCUIT, INC.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716
June 24, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Jabil Circuit, Inc. Form 10-K for the Fiscal Year Ended August 31, 2010 Form 10-Q for the Quarterly Period Ended February 28, 2011 File No. 001-14063
Dear Mr. Gilmore:
     On behalf of Jabil Circuit, Inc. (“Jabil”), I am writing in response to the comments set forth in your letter dated June 10, 2011 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Staff’s comment is repeated below, along with Jabil’s response to the comment set forth immediately following the comment.
Comment
Form 10-Q for the Quarterly Period Ended February 28, 2011
Condensed Consolidated Financial Statements
Note 13. Loss on Disposal of Subsidiaries
b. French and Italian Subsidiaries, page 24
1.	We note your response to prior comment 2. Please tell us why the receivables and other pre-existing obligations were not deemed to be fully impaired prior to the reacquisition of the subsidiaries considering those entities were “facing imminent judicial insolvency” as indicated in your March 30, 2011 letter. Also, please provide us with your qualitative and quantitative analysis under ASC 805-10-55-21 of how you determined the $22.3 million that was included in the total consideration.

Securities and Exchange Commission
June 24, 2011

Response to Comment
     Prior to acquisition of the French and Italian entities, Jabil determined that certain receivables and other asset relationships with a recorded book value of approximately $34.2 million existed between itself and the acquired entities and met the definition of a “preexisting relationship” set forth in Accounting Standards Codification (“ASC”) 805-10-55-20, Business Combinations. ASC 805-10-55-20 states “the acquirer and acquiree may have a relationship that existed before they contemplated the business combination, referred to here as a preexisting relationship. A preexisting relationship between the acquirer and the acquiree may be contractual (for example, vendor and customer or licensor and licensee) or noncontractual (for example, plaintiff and defendant).” Based upon the nature of the receivables and other asset relationships between Jabil and the French and Italian entities, including litigation action arising from multiple breaches by the former owner of these entities, Jabil determined that these should be classified as noncontractual under ASC 805-10-55-20.
     ASC 805-10-55-21 indicates that if a business combination settles a noncontractual preexisting relationship, the acquirer should recognize a gain or loss based on the fair value of such arrangements. Accordingly, Jabil complied with ASC 805-10-55-21 and evaluated the identified preexisting relationships to determine their estimated fair value. Because the entities were facing imminent judicial insolvency, to determine the fair value of the relationships, Jabil reviewed multiple scenarios under which the acquired entities could settle their associated obligations. Specifically, possible scenarios included (i) liquidation of the acquired entities (i.e., settlement of their existing obligations following the liquidation of their assets) and (ii) a going concern scenario, whereby an outside investor would intervene and negotiate potential concessions with existing creditors.
     From a qualitative perspective, Jabil determined that, both specific to the French and Italian entities and as a general policy matter, each of the local French and Italian governments appeared to be focused on maintaining local business, including the jobs related to such business, in their respective countries and thus active in seeking solutions that would avoid liquidation of the entities (i.e. intervention by an outside investor). Accordingly, management concluded that the most likely scenario would be intervention by an outside investor and the entities continuing as going concerns. While this scenario did not directly affect the estimated value of the preexisting relationships (as further discussed below), it did support the underlying assumptions that the entities’ net working capital and other assets could be converted in the normal course of business as the entities would be going concerns.
     From a quantitative perspective, Jabil determined the fair value of the preexisting relationships based on the amount expected to be received after estimating the amount of relief that could be negotiated between the French and Italian entities and their existing creditors. The relief amount was estimated based on the entities’ net working capital deficit at February 21, 2011. As of that date, the entities had approximately $98 million in current assets (consisting of cash, receivables and inventory) available to satisfy a portion of the existing obligations of the entities, including the amounts owed to Jabil that were equal in priority to the entities’ other obligations.
     Accordingly, Jabil calculated the fair value of the preexisting relationships by applying an expected recovery percentage (65%) to the book value of the preexisting relationships (approximately $34.2 million). This resulted in a fair value of the preexisting relationships of $22.3 million, which was included in total purchase consideration. The resulting loss on settlement of $11.9 million was calculated as the difference between the book value and fair value of the preexisting relationships.

Securities and Exchange Commission
June 24, 2011

* * *
     Jabil acknowledges the following:
•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Jabil believes that the foregoing responds fully to each of the questions in the Staff’s June 10, 2011 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted, JABIL CIRCUIT, INC.
By:	/s/ Forbes I.J. Alexander
Forbes I.J. Alexander
Chief Financial Officer

cc:	Robert L. Paver, General Counsel, Jabil Circuit, Inc. Chester E. Bacheller, Esq., Holland & Knight LLP James R. Estes, Partner, Ernst & Young LLP Warren G. Carson, Partner, KPMG LLP